September 14, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750 and 811-22497

Dear Sir/Madam:

On behalf of Strategy Shares (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 31 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to register shares of the 7HANDL Index ETF, a new series of the Trust.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Very truly yours,

/s/Emily M. Little

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	DM:cm 825320.1